# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: THE ROYALAND COMPANY LTD., CIK 0001924064
CUSIP: G7711M109
Title of class of securities: Class B Common Shares, $0.0002 par value per share
Address of issuer's principal executive offices: Clarendon House, 2 Church Street, Hamilton, Pembroke, Bermuda (D0), HM11
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002010308

## Reporting persons
- Grant McClory: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 225,000; shared voting power 0; sole dispositive power 225,000; shared dispositive power 0; aggregate amount beneficially owned 225,000 (5% of the class)

## Item 1. Issuer
Name of issuer: THE ROYALAND COMPANY LTD.
Address of issuer's principal executive offices: Clarendon House, 2 Church Street, Hamilton, Pembroke, HM11, Bermuda

## Item 2. Person Filing
Name of person filing: This statement is being filed by Grant McClory, an individual (the "Reporting Person").
Address of principal business office or, if none, residence: The residence of the Reporting Person is 49 Tulip Place, Aliso Viejo, CA 92656.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2024, the Reporting Person was the record holder of, and had sole voting and dispositive power over, 225,000 Class B Common Shares of the Issuer.
Percent of class: The 225,000 Class B Common Shares beneficially owned by the Reporting Person represented approximately 5.0% of the Issuer's outstanding Class B Common Shares based on 4,475,000 Class B Common Shares outstanding as of December 31, 2024.
Sole power to vote or to direct the vote: 225,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 225,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Grant McClory: /s/ Grant McClory, Grant McClory (02/06/2025)